Hydrofarm Holdings Group, Inc.

290 Canal Road,

Fairless Hills, Pennsylvania 19030

(707) 765-9990

June 14, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Cara Wirth

Re:	Hydrofarm Holdings Group, Inc. Registration Statement on Form S-1 File No. 333-256938 Acceleration Request

Dear Cara Wirth,

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Hydrofarm Holdings Group, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-256938) (the “Registration Statement”), so that it may become effective at 4:00 p.m., Eastern Time, on Wednesday, June 16, 2021, or as soon as practicable thereafter.

Please call Kenneth R. Koch of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (212) 935-3000 with any comments or questions regarding the Registration Statement.

Very truly yours,

Hydrofarm Holdings Group, Inc.

/s/ William Toler
Name: William Toler
Its: Chief Executive Officer

cc:	Kenneth R. Koch, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.